UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ON Semiconductor Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

682189 10 5

(CUSIP Number)

Michael L. Ryan Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682189 10 5

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TPG ON Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 53,313,206 (See Items 4 and 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 53,313,206 (See Items 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,313,206 (See Items 4 and 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (See Items 4 and 5)
14		TYPE OF REPORTING PERSON* OO (Limited Liability Company)

CUSIP No. 682189 10 5

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TPG Semiconductor Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 111,858,369 (See Items 4 and 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 111,858,369 (See Items 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,858,369 (See Items 4 and 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.6% (See Items 4 and 5)
14		TYPE OF REPORTING PERSON* OO (Limited Liability Company)

Except as specifically amended and supplemented by this Amendment No. 4, all other provisions of the Schedule 13D filed by TPG ON Holdings LLC (“ON Holdings”) on September 17, 2001 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 filed on February 10, 2004 (“Amendment No. 1”), Amendment No. 2 filed on November 15, 2005 (“Amendment No. 2”) and Amendment No. 3 filed on November 22, 2005 (“Amendment No. 3”, and, together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3.

Item 4.	Purpose of Transaction.

This Amendment No. 4 supplements Item 4 of the Schedule 13D by inserting the following paragraph immediately before the second to last paragraph of Item 4 of the Schedule 13D:

"Each of ON Holdings and TPG Semi entered into a sales plan with Morgan Stanley & Co. Incorporated (“Morgan Stanley”) on June 22, 2006 for the purpose of establishing a trading plan that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934. The two trading plans taken together contemplate the sale by the Filing Parties of up to an aggregate of 30 million shares of Common Stock during a six-month period commencing July 31, 2006. Up to 10 million shares of Common Stock could be sold at prices of $6.00 or higher, up to 10 million additional shares at prices of $6.25 or higher and up to 10 million additional shares at prices of $6.50 or higher. The terms of the two sales plans are as forth in the documents filed as Exhibits 13 and 14 to this Schedule 13D and are incorporated herein by reference thereto. The foregoing description of the terms of such sales plans is a summary only, and is qualified in its entirety by reference to such Exhibits.”

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 4 amends and restates Item 5(a) of the Schedule 13D as set forth below:

	“(a)	ON Holdings may be deemed to beneficially own 53,313,206 shares of Common Stock, representing in the aggregate approximately 16.5% of the outstanding shares of Common Stock.

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TPG Semi may be deemed to beneficially own 111,858,369 shares of Common Stock, representing in the aggregate approximately 34.6% of the outstanding shares of Common Stock.

The Filing Parties, collectively and individually, may be deemed to beneficially own 165,171,575 shares of Common Stock, representing in the aggregate approximately 51.1% of the outstanding shares of Common Stock.

The foregoing percentage calculations are based on a total of 323,187,367 shares of Common Stock outstanding as of April 20, 2006 as set forth in the Quarterly Report on Form 10-Q filed by the Company with the Commission on April 27, 2006.”

Item 7.	Material to be Filed as Exhibits.

This Amendment No. 4 supplements Item 7 of the Schedule 13D by adding Exhibits 13 and 14 below:

Exhibit 13	Form of Sales Plan dated June 22, 2006 between TPG Semiconductor Holdings LLC and Morgan Stanley & Co. Incorporated
Exhibit 14	Form of Sales Plan dated June 22, 2006 between TPG ON Holdings LLC and Morgan Stanley & Co. Incorporated

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2006

TPG ON Holdings LLC

By: _____________________
Name: David A. Spuria Title: Vice President

TPG Semiconductor Holdings LLC

By: _____________________
Name: David A. Spuria Title: Vice President

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